Exhibit 99.2

BILIBILI INC.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Condensed Consolidated Balance Sheets as of December 31, 2019 and March 31, 2020	F-2

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss for the three months ended March 31, 2019 and 2020	F-4

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity for the three months ended March 31, 2019 and 2020	F-5

Unaudited Interim Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2019 and 2020	F-7

Notes to Unaudited Interim Condensed Consolidated Financial Statements	F-9

BILIBILI INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	December 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	US$
			Note 2(d)
Assets
Current assets:
Cash and cash equivalents	4,962,660	4,445,249	627,789
Time deposits	1,844,558	1,312,445	185,353
Accounts receivable, net	744,845	585,123	82,635
Receivables due from related parties	195,290	227,750	32,164
Prepayments and other current assets	1,315,901	1,473,577	208,109
Short-term investments	1,260,810	2,189,268	309,184

Total current assets	10,324,064	10,233,412	1,445,234

Non-current assets:
Property and equipment, net	516,087	481,090	67,943
Production cost, net	443,533	495,806	70,021
Intangible assets, net	1,657,333	1,815,081	256,338
Deferred tax assets	10,479	11,710	1,654
Goodwill	1,012,026	1,012,026	142,925
Long-term investments, net	1,251,129	1,446,164	204,237
Other long-term assets	301,916	276,318	39,024

Total non-current assets	5,192,503	5,538,195	782,142

Total assets	15,516,567	15,771,607	2,227,376

Liabilities
Current liabilities:
Accounts payable	1,904,042	2,132,377	301,149
Salary and welfare payable	355,936	263,210	37,172
Taxes payable	67,856	54,486	7,695
Short-term loans	—	100,000	14,123
Deferred revenue	1,369,000	1,491,173	210,594
Accrued liabilities and other payables	575,763	761,417	107,533

Total current liabilities	4,272,597	4,802,663	678,266

Non-current liabilities:
Long-term debt	3,414,628	3,470,785	490,168
Other long-term liabilities	192,882	173,533	24,508

Total non-current liabilities	3,607,510	3,644,318	514,676

Total liabilities	7,880,107	8,446,981	1,192,942

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BILIBILI INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and per share data)

	December 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	US$
			Note 2(d)
Redeemable noncontrolling interests	—	125,609	17,739
Shareholders’ equity
Ordinary shares:
Class Y Ordinary Shares (US$0.0001 par value; 100,000,000 shares authorized, 85,364,814 shares issued and outstanding as of December 31, 2019 and March 31, 2020)	53	53	7
Class Z Ordinary Shares (US$0.0001 par value; 9,800,000,000 shares authorized, 247,230,234 shares issued, 242,751,341 shares outstanding as of December 31, 2019; 9,800,000,000 shares authorized, 248,730,234 shares issued, 244,760,141 shares outstanding as of March 31, 2020)	155	156	22
Additional paid-in capital	10,718,190	10,772,444	1,521,360
Statutory reserves	13,463	13,463	1,901
Accumulated other comprehensive income	466,229	510,018	72,028
Accumulated deficit	(4,145,606)	(4,697,477)	(663,410)

Total Bilibili Inc.’s shareholders’ equity	7,052,484	6,598,657	931,908
Noncontrolling interests	583,976	600,360	84,787

Total shareholders’ equity	7,636,460	7,199,017	1,016,695

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	15,516,567	15,771,607	2,227,376

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BILIBILI INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended March 31,
	2019	2020
	RMB	RMB	US$
			Note 2(d)
Net revenues:
Mobile games	873,455	1,150,613	162,498
Value-added services (formerly known as Live broadcasting and VAS)	291,652	793,553	112,071
Advertising	112,499	214,266	30,260
E-commerce and others	95,901	157,103	22,187

Total net revenues	1,373,507	2,315,535	327,016
Cost of revenues	(1,184,191)	(1,785,071)	(252,100)

Gross profit	189,316	530,464	74,916
Operating expenses:
Sales and marketing expenses	(181,487)	(605,957)	(85,577)
General and administrative expenses	(128,487)	(171,377)	(24,203)
Research and development expenses	(186,075)	(297,335)	(41,992)

Total operating expenses	(496,049)	(1,074,669)	(151,772)

Loss from operations	(306,733)	(544,205)	(76,856)
Other income/(expenses):
Investment income/(losses), net (including impairments)	82,047	(26,481)	(3,740)
Interest income	24,407	26,652	3,764
Interest expense	—	(15,172)	(2,143)
Exchange (losses)/gains	(2,101)	12,710	1,795
Others, net	14,930	17,333	2,448

Loss before tax	(187,450)	(529,163)	(74,732)
Income tax	(8,188)	(9,392)	(1,326)

Net loss	(195,638)	(538,555)	(76,058)
Accretion to redeemable noncontrolling interests	—	(1,270)	(179)
Net loss attributable to noncontrolling interests	9,678	4,584	647

Net loss attributable to the Bilibili Inc.’s shareholders	(185,960)	(535,241)	(75,590)

Net loss	(195,638)	(538,555)	(76,058)
Other comprehensive (loss)/income: Foreign currency translation adjustments	(96,271)	43,789	6,184
Total other comprehensive (loss)/income	(96,271)	43,789	6,184

Total comprehensive loss	(291,909)	(494,766)	(69,874)

Accretion to redeemable noncontrolling interests	—	(1,270)	(179)
Net loss attributable to noncontrolling interests	9,678	4,584	647

Comprehensive loss attributable to the Bilibili Inc.’s shareholders	(282,231)	(491,452)	(69,406)

Net loss per share, basic	(0.60)	(1.62)	(0.23)
Net loss per share, diluted	(0.60)	(1.62)	(0.23)
Net loss per ADS, basic	(0.60)	(1.62)	(0.23)
Net loss per ADS, diluted	(0.60)	(1.62)	(0.23)
Weighted average number of ordinary shares, basic	311,841,813	329,443,167	329,443,167
Weighted average number of ordinary shares, diluted	311,841,813	329,443,167	329,443,167
Weighted average number of ADS, basic	311,841,813	329,443,167	329,443,167
Weighted average number of ADS, diluted	311,841,813	329,443,167	329,443,167
Share-based compensation expenses included in:
Cost of revenues	5,074	6,875	971
Sales and marketing expenses	3,122	6,759	955
General and administrative expenses	13,225	26,416	3,731
Research and development expenses	13,827	15,474	2,185

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BILIBILI INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share and per share data)

	Ordinary shares
	Class Y Ordinary Shares		Class Z Ordinary Shares		Additional paid-in capital	Statutory	Accumulated other comprehensive	Accumulated	Noncontrolling	Total shareholders’
	Shares	Amount	Shares	Amount		reserves	income	deficit	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2018	85,364,814	53	226,323,075	144	9,459,546	7,666	326,077	(2,842,690)	240,406	7,191,202
Net loss	—	—	—	—	—	—	—	(185,960)	(9,678)	(195,638)
Share-based compensation	—	—	—	—	35,248	—	—	—	—	35,248
Share issuance from exercise of share options	—	—	261,700	*	—	—	—	—	—	*
Deconsolidation of a subsidiary	—	—	—	—	—	—	—	—	4,199	4,199
Foreign currency translation adjustments	—	—	—	—	—	—	(96,271)	—	—	(96,271)

Balance at March 31, 2019	85,364,814	53	226,584,775	144	9,494,794	7,666	229,806	(3,028,650)	234,927	6,938,740

*	Less than 1.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BILIBILI INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

(All amounts in thousands, except for share and per share data)

	Ordinary shares
	Class Y Ordinary Shares		Class Z Ordinary Shares		Additional paid-in capital	Statutory	Accumulated other comprehensive	Accumulated	Noncontrolling	Total shareholders’
	Shares	Amount	Shares	Amount		reserves	income	deficit	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2019	85,364,814	53	242,751,341	155	10,718,190	13,463	466,229	(4,145,606)	583,976	7,636,460
Net loss	—	—	—	—	—	—	—	(533,971)	(4,584)	(538,555)
Cumulative effect of changes in accounting principles (Note 2)	—	—	—	—	—	—	—	(17,900)	—	(17,900)
Share-based compensation	—	—	—	—	55,524	—	—	—	—	55,524
Capital injections from noncontrolling interests	—	—	—	—	—	—	—	—	21,463	21,463
Accretion to redeemable noncontrolling interests	—	—	—	—	(1,270)	—	—	—	(495)	(1,765)
Share issuance from exercise of share options	—	—	2,008,800	1	—	—	—	—	—	1
Foreign currency translation adjustments	—	—	—	—	—	—	43,789	—	—	43,789

Balance at March 31, 2020	85,364,814	53	244,760,141	156	10,772,444	13,463	510,018	(4,697,477)	600,360	7,199,017

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BILIBILI INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended March 31,
	2019	2020	2020
	RMB	RMB	US$ Note 2(d)
Cash flows from operating activities:
Net loss	(195,638)	(538,555)	(76,058)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of property and equipment	38,917	62,727	8,859
Amortization of intangible assets	194,629	280,317	39,588
Amortization of right-of-use assets	16,049	17,866	2,523
Amortization of debt issuance costs	—	2,617	369
Share-based compensation expenses	35,248	55,524	7,842
Allowance for doubtful accounts	(5,571)	7,692	1,086
Inventory provision	—	2,086	295
Deferred income taxes	—	(1,231)	(174)
Unrealized exchange losses	2,620	196	28
Unrealized fair value changes of short-term investments	(5,663)	22,558	3,186
Fair value changes of long-term investments	1,799	1,564	221
Gain on disposal of long-term investments and subsidiaries	(75,370)	—	—
Loss from equity method investments	5,876	10,623	1,500
Impairments of long-term investments	—	2,000	282
Changes in operating assets and liabilities:
Accounts receivable	(224,571)	134,130	18,943
Receivables due from related parties	233	3,839	543
Prepayments and other assets	(131,858)	(72,674)	(10,264)
Other long-term assets	(268,562)	7,732	1,092
Accounts payable	187,410	45,245	6,390
Salary and welfare payable	(97,750)	(92,726)	(13,095)
Taxes payable	941	(13,370)	(1,888)
Amount due to related parties	(20,151)	—	—
Deferred revenue	303,963	122,173	17,254
Accrued liabilities and other payables	38,785	247,681	34,979
Other long-term liabilities	218,083	(19,349)	(2,733)

Net cash provided by operating activities	19,419	288,665	40,768

Cash flows from investing activities:
Purchase of property and equipment	(35,119)	(66,826)	(9,438)
Purchase of intangible assets	(256,039)	(216,513)	(30,577)
Purchase of short-term investments	(1,770,956)	(6,179,709)	(872,742)
Maturities of short-term investments	1,653,550	5,307,406	749,549
Cash consideration paid for purchase of subsidiaries, net of cash acquired	(232,587)	(906)	(128)
Cash paid for long-term investments including loans	(375,553)	(456,111)	(64,415)
Repayment of loans from investees	11,000	—	—
Cash received from disposal of long-term investments	153,905	14,701	2,076
Impact to cash resulting from deconsolidation of a subsidiary	(959)	—	—
Placements of time deposits	(479,935)	(263,079)	(37,154)
Maturities of time deposits	445,910	823,997	116,371

Net cash used in investing activities	(886,783)	(1,037,040)	(146,458)

Cash flows from financing activities:
Proceeds of short-term loans	100,000	100,000	14,123
Repurchase of noncontrolling interests	—	(14,668)	(2,072)
Capital injections from noncontrolling interests	—	103,450	14,610
Proceeds from exercise of employees’ share options	*	1	*

Net cash provided by financing activities	100,000	188,783	26,661

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BILIBILI INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended March 31,
	2019	2020	2020
	RMB	RMB	US$ Note 2(d)
Effect of exchange rate changes on cash and cash equivalents and restricted cash held in foreign currencies	(58,042)	42,181	5,957

Net decrease in cash and cash equivalents and restricted cash	(825,406)	(517,411)	(73,072)

Cash and cash equivalents and restricted cash at beginning of the period	3,540,031	4,962,660	700,861

Including:
Cash and cash equivalents at beginning of the period	3,540,031	4,962,660	700,861
Restricted cash at beginning of the period	—	—	—
Cash and cash equivalents and restricted cash at end of the period	2,714,625	4,445,249	627,789

Including:
Cash and cash equivalents at end of the period	2,714,625	4,445,249	627,789
Restricted cash at end of the period	—	—	—
Supplemental disclosures of cash flows information:
Cash paid for income taxes, net of tax refund	13,612	23,765	3,356
Cash paid for interest expense	734	25,104	3,545
Supplemental schedule of non-cash investing and financing activities:
Fixed assets purchases financed by accounts payable	13,859	16,994	2,400
Acquisitions and investments financed by accrued liabilities and other payables	269,537	64,463	9,104
Intangible assets purchases financed by accounts payable	388,623	586,738	82,863

*	Less than 1.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

BILIBILI INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Operations

Bilibili Inc. (the “Company” or “Bilibili”) is an online entertainment platform for young generations. The Company, through its consolidated subsidiaries, variable interest entities (“VIEs”) and subsidiaries of the VIEs (collectively referred to as the “Group”), is primarily engaged in the operation of providing online entertainment services to users in the People’s Republic of China (the “PRC” or “China”).

As of March 31, 2020, the Company’s major subsidiaries, VIEs and subsidiaries of the VIEs are as follows:

Major Subsidiaries	Place and Year of Incorporation	Percentage of Direct or Indirect Economic Ownership	Principal Activities
Bilibili HK Limited	Hong Kong Y2014	100	Investment holding
Hode HK Limited	Hong Kong Y2014	100	Investment holding
Bilibili Co., Ltd.	Japan Y2014	100	Business development
Hode Shanghai Limited. (“Hode Technology”)	PRC Y2014	100	Technology development
Shanghai Bilibili Technology Co., Ltd.	PRC Y2016	100	Technology development

Major VIEs and VIEs’ subsidiaries	Place and Year of Incorporation Acquisition	Percentage of Direct or Indirect Economic Ownership	Principal Activities
Shanghai Hode Information Technology Co., Ltd. (“Shanghai Hode”)	PRC Y2013	100	Mobile game operation
Shanghai Kuanyu Digital Technology Co., Ltd. (“Shanghai Kuanyu”)	PRC Y2014	100	Video distribution
Sharejoy Network Technology Co., Ltd.	PRC Y2014	100	Game promotion and marketing
Shanghai Hehehe Culture Communication Co., Ltd	PRC Y2014	100	Comics distribution
Shanghai Anime Tamashi Cultural Media Co., Ltd.	PRC Y2015	100	E-commerce

Liquidity

The Group incurred net losses of RMB195.6 million and RMB538.6 million for the three months ended March 31, 2019 and 2020, respectively. Net cash provided by operating activities was RMB19.4 million and RMB288.7 million for the three months ended March 31, 2019 and 2020, respectively. Accumulated deficit was RMB4,145.6 million and RMB4,697.5 million as of December 31, 2019 and March 31, 2020, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities and attract investors’ investments. Historically, the Group has relied principally on both operational sources of cash and non-operational sources of financing from investors to fund its operations and business development. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. In the past, the Group’s financing activities primarily consisted of issuance and sale of the shares and convertible senior notes to investors. In 2019, the Company has completed its offering of the convertible senior notes due 2026 (the “2026 Notes”), and a public offering of 14,173,813 American depositary shares (“ADSs”), or the Primary Offering, raising approximately US$733.9 million (RMB5,003.8 million), after deducting commissions and offering expenses. Moreover, the Group can adjust the pace of its operation expansion and control the operating expenses. Based on the above considerations, the Group believes the cash and cash equivalents and the operating cash flows are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the date of the issuance of the unaudited interim condensed consolidated financial statements. The Group’s unaudited interim condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

BILIBILI INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies

a) Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for a complete set of financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X.

The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments as necessary for the fair statement of the Group’s financial position as of March 31, 2020, and the results of operations and cash flows for the three months ended March 31, 2019 and 2020. The consolidated balance sheet at December 31, 2019 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. The unaudited interim condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited interim condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal years. Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and related footnotes as of and for the year ended December 31, 2019. Results for the three months ended March 31, 2020 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

b) Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs for which the Company is the primary beneficiary.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the Board of Directors, or to cast a majority of votes at the meeting of the Board of Directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A consolidated VIE is an entity in which the Company’s subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entity’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore the Company’s subsidiary is the primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries and VIEs have been eliminated upon consolidation.

There is no VIE in the Group where the Company or any subsidiary has a variable interest but is not the primary beneficiary.

BILIBILI INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

c) Use of estimates

The preparation of the Group’s unaudited interim condensed consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the unaudited interim condensed consolidated financial statements and accompanying notes. Significant accounting estimates include, but are not limited to, determination of the average playing period for paying players, fair value determination and allocation of identifiable assets and liabilities acquired through business combinations, assessment for the impairment of long-lived assets, long-term investments and valuation allowance of deferred tax assets.

d) Convenience translation

Translations of balances on the unaudited interim condensed consolidated balance sheets, unaudited interim condensed consolidated statements of operations and comprehensive loss and unaudited interim condensed consolidated statements of cash flows from RMB into US$ as of and for the three month ended March 31, 2020 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB 7.0808, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2020. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2020, or at any other rate.

e) Credit losses

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. The Group adopted this new standard effective January 1, 2020 on a modified retrospective basis. The cumulative effect adjustments upon adoption includes an increase to the opening balances of accumulated deficit of approximately RMB17.9 million. There is no material impact on the Group’s unaudited interim condensed consolidated financial statements for the three months ended March 31, 2020 upon the adoption of this guidance.

BILIBILI INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

f) Noncontrolling interests and redeemable noncontrolling interests

For the Company’s majority-owned subsidiaries and consolidated VIEs, noncontrolling interests are recognized to reflect the portion of the equity which is not attributable, directly or indirectly, to the Company as the controlling shareholder. Noncontrolling interests acquired through a business combination are recognized at fair value at the acquisition date, which is estimated with reference to the purchase price per share as of the acquisition date. The noncontrolling interests will continue to be attributed with its share of losses even if that attribution results in a deficit noncontrolling interest balance.

Redeemable noncontrolling interests represent redeemable equity interests issued by the Group’s subsidiaries to certain investors, and have been classified as mezzanine classified noncontrolling interests in the unaudited interim condensed consolidated financial statements as these redeemable interests are contingently redeemable upon the occurrence of certain conditional events, which is not solely within the control of the Group. The Group accreted the redeemable equity interests to their redemption value, which is purchase price plus interest per year over the period since issuance to the earliest redemption date. The accretion was recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital had been exhausted, additional charges were recorded by increasing the accumulated deficit.

3. Concentrations and Risks

a) Telecommunications service provider

The Group relied on telecommunications service providers and their affiliates for servers and bandwidth services to support its operations for the three months ended March 31, 2019 and March 31, 2020 as follows:

	For the Three Months Ended March 31,
	2019	2020
Total number of telecommunications service providers	73	88
Number of service providers providing 10% or more of the Group’s servers and bandwidth expenditure	3	3
Total percentage of the Group’s servers and bandwidth expenditure provided by 10% or greater service providers	49%	53%

b) Foreign currency exchange rate risk

The functional currency and the reporting currency of the Company are U.S. dollars and RMB, respectively. The Group’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents, time deposits, short-term and long-term investments, long-term debt and accounts payable denominated in the U.S. dollars. Most of the Group’s revenues, costs and expenses are denominated in RMB, while the long-term debt and a portion of cash and cash equivalents, time deposits, short-term and long-term investments, and accounts payable are denominated in U.S. dollars. Any significant fluctuation of RMB against U.S. dollars may materially and adversely affect the Company’s cash flows, revenues, earnings and financial positions.

BILIBILI INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Concentrations and Risks (Continued)

c) Credit risk

The Group’s financial instruments potentially subject to significant concentrations of credit risk primarily consist of cash and cash equivalents, time deposits, accounts receivable, and money market funds and financial products with variable interest rates referenced to performance of underlying assets issued by commercial banks and other financial institutions. As of December 31, 2019 and March 31, 2020, substantially all of the Group’s cash and cash equivalents and time deposits were held in major financial institutions located in the United States of America and China, which management consider being of high credit quality. Accounts receivable is typically unsecured and is primarily derived from revenue earned from mobile game services (mainly relates to remittances due from payment channels and distribution channels) and advertising services. There was no individual payment channel that had receivable balance exceeding 10% of the Group’s accounts receivable balance of December 31, 2019 and March 31, 2020. One distribution channel had receivable balance exceeding 10% of the Group’s accounts receivable balance as of December 31, 2019 and March 31, 2020.

d) Major customers and supplying channels

No single customer represented 10% or more of the Group’s net revenues for the three months ended March 31, 2019 and March 31, 2020.

         The Group relied on a distribution channel to publish and generate the iOS version of its mobile games. Mobile game revenues generated through this distribution channel accounted for approximately 24% and 14% of the Group’s total net revenues for the three months ended March 31, 2019 and 2020, respectively.

e) Mobile games

Mobile game revenues accounted for 64% and 50% of the Group’s net revenues for the three months ended March 31, 2019 and 2020, respectively.

There are two mobile games individually contributing more than 10% of the Group’s total mobile game revenues for the three months ended March 31, 2019 and 2020, respectively.

BILIBILI INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Prepayments and Other Current Assets

The following is a summary of prepayments and other current assets:

	December 31, 2019	March 31, 2020
	RMB in thousands
Prepayments for revenue sharing cost*	542,971	552,480
Prepayments for content cost	226,500	238,628
Loans to investees or ongoing investments	64,463	190,074
Prepayments for sales tax	157,244	173,418
Interest income receivable	93,688	106,712
Prepayments of marketing and other operational expenses	53,246	51,700
Prepayments /receivables relating to jointly invested content	43,838	43,980
Inventories, net	69,914	42,491
Deposits	26,301	30,458
Prepayments to inventory suppliers	9,058	5,416
Others	28,678	38,220

Total	1,315,901	1,473,577

*

App stores retain commissions on each purchase made by the users through the App stores. The Group is also obligated to pay ongoing licensing fees in form of royalties to the third-party game developers. Licensing fees consist of fees that the Group pays to content owners for the use of licensed content, including trademarks and copyrights, in the development of games. Licensing fees are either paid in advance and recorded on the balance sheet as prepayments or accrued as incurred and subsequently paid. Additionally, the Group defers the revenue from licensed mobile games over the estimated average playing period of paying players given that there is an implied obligation to provide on-going services to end-users. The related direct and incremental platform commissions as well as game developers’ licensing fees are deferred and reported in “Prepayments and Other Current Assets” on the unaudited interim condensed consolidated balance sheets.

5. Short-term Investments

The following is a summary of short-term investments:

	December 31, 2019	March 31, 2020
	RMB in thousands
Financial products	1,070,113	2,006,485
Money market funds	109,779	114,757
Investments in publicly traded companies	80,918	68,026

Total	1,260,810	2,189,268

For the three months ended March 31, 2019 and 2020, the Group recorded investment gain of RMB8.5 million and investment loss of RMB14.9 million related to short-term investments on the unaudited interim condensed consolidated financial statements of operations and comprehensive loss, respectively.

BILIBILI INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Property and Equipment, Net

The following is a summary of property and equipment, net:

	December 31, 2019	March 31, 2020
	RMB in thousands
Leasehold improvements	76,772	87,619
Servers and computers	765,110	779,288
Others	23,211	24,624

Total	865,093	891,531
Less: accumulated depreciation	(349,006)	(410,441)

Net book value	516,087	481,090

Depreciation expenses were RMB38.9 million and RMB62.7 million for the three months ended March 31, 2019 and 2020, respectively.

7. Intangible Assets, Net

The following is a summary of intangible assets, net:

	As of December 31, 2019
	Gross carrying value	Accumulated amortization	Net carrying value
	RMB in thousands
Licensed copyrights of content	3,072,959	(1,736,608)	1,336,351
License rights of mobile games	71,703	(35,863)	35,840
Domain names and others	434,089	(148,947)	285,142

Total	3,578,751	(1,921,418)	1,657,333

	As of March 31, 2020
	Gross carrying value	Accumulated amortization	Net carrying value
	RMB in thousands
Licensed copyrights of content	3,494,650	(2,000,535)	1,494,115
License rights of mobile games	99,357	(50,121)	49,236
Domain names and others	439,085	(167,355)	271,730

Total	4,033,092	(2,218,011)	1,815,081

Amortization expenses were RMB194.6 million and RMB280.3 million for the three months ended March 31, 2019 and 2020, respectively. No impairment charge was recognized for any of the periods presented.

BILIBILI INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Long-term Investments, Net

	December 31, 2019	March 31, 2020
	RMB	RMB
Equity investments accounted for using the measurement alternative	666,025	785,875
Equity investments accounted for using the equity method	279,854	279,231
Investments accounted for at fair value	305,250	381,058

Total	1,251,129	1,446,164

Equity investments accounted for using the measurement alternative

For the three months ended March 31, 2019 and 2020, no investment income was recognized in “Investment income/(losses), net”, as a result of re-measurement of equity investments accounted for using the measurement alternative.

Equity investments accounted for using the equity method

RMB5.9 million and RMB10.6 million of the Group’s proportionate share of equity investee’s net loss was recognized in “Investment income/(losses), net” for the three months ended March 31, 2019 and 2020, respectively.

Investments accounted for at fair value

A gain of RMB4.0 million and a loss of RMB1.6 million resulted from the change in fair value was recognized in “Investment income/(losses), net” for the three months ended March 31, 2019 and 2020, respectively.

The Group recorded impairment charges for long-term investments of nil and RMB2.0 million as “Investment income/(losses), net” for the three months ended March 31, 2019 and 2020, respectively, as the Group determined the fair value of these investments was less than their carrying value.

BILIBILI INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. Taxation

Composition of income tax

The following table presents the composition of income tax expenses for the three months ended March 31, 2019 and 2020:

	For the Three Months Ended March 31,
	2019	2020
	RMB in thousands
Current income tax expense	4,286	7,331
Withholding income tax expense	3,902	3,292
Deferred income tax expense	—	(1,231)

Total	8,188	9,392

The Group’s effective tax rate for the three months ended March 31, 2019 and 2020 was -4.4% and -1.8%, respectively. The effective tax rate is based on expected income and statutory tax rates. For interim financial reporting, the Group estimates the annual tax rate based on projected taxable income for the full year and records a quarterly income tax provision in accordance with the guidance on accounting for income taxes in an interim period.

The Group did not incur any interest and penalties related to potential underpaid income tax expenses.

BILIBILI INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Taxes Payable

The following is a summary of taxes payable as of December 31, 2019 and March 31, 2020:

	December 31, 2019	March 31, 2020
	RMB in thousands
VAT payable	16,519	23,551
EIT payable	20,599	12,243
Withholding individual income taxes for employees	12,941	9,353
Withholding income tax payable	12,302	7,319
Others	5,495	2,020

Total	67,856	54,486

11. Accrued Liabilities and Other Payables

The following is a summary of accrued liabilities and other payables as of December 31, 2019 and March 31, 2020:

	December 31, 2019	March 31, 2020
	RMB in thousands
Accrued marketing expenses	229,457	488,664
Leasing liabilities - current portion	95,901	91,312
Consideration payable for acquisitions and investments	79,059	64,463
Payables to producers and licensors	25,898	34,070
Professional fees	22,562	26,294
Other staff related cost	13,791	21,509
Advances to/payables from third parties	76,893	10,862
Interest payable	11,990	121
Others	20,212	24,122

Total	575,763	761,417

12. Deferred Revenue

Deferred revenue relates to unsatisfied performance obligations at the end of each reporting period and consists of cash payment received in advance from game players in mobile games, from customers in advertising services, live broadcasting services and other VAS, and e-commerce platforms. Due to the generally short-term duration of the relevant contracts, the majority of the performance obligations are satisfied within one year.

BILIBILI INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Long-term Debt

In April 2019, the Group issued US$500.0 million of 2026 Notes with an interest rate of 1.375% per annum. The net proceeds to the Company from the issuance of the 2026 Notes were US$488.2 million (RMB3,356.1 million), net of issuance costs of US$11.8 million (RMB81.1 million). The 2026 Notes may be converted, at an initial conversion rate of 40.4040 ADSs per US$1,000 principal amount (which represents an initial conversion price of US$24.75 per ADS) at each holder’s option at any time prior to the close of business on the second business day immediately preceding the maturity date of April 1, 2026.

The Group accounted for the 2026 Notes as a single instrument as “Long-term debt” on the unaudited interim condensed consolidated financial statements. The issuance costs were recorded as an adjustment to the long-term debt and are amortized as interest expense using the effective interest method. As of March 31, 2020, the principal amount of the debt was RMB3,542.6 million and unamortized debt issuance costs were RMB71.8 million.

14. Redeemable Noncontrolling Interests

In the first quarter of 2020, pursuant to the relevant agreements entered into among one of the Group’s subsidiary and certain investors, the Group’s subsidiary issued equity interests with preferential rights to these investors for a total cash consideration of US$18.0 million (RMB125.2 million). After the issuance of the equity interests, these investors together held approximately 4.8% equity interests of the Group’s subsidiary, on a fully diluted basis.

The Group determined that the equity interests with preferential rights should be classified as redeemable noncontrolling interests since they are contingently redeemable upon the occurrence of a conditional event, which is not solely within the control of the Company.

15. Share-based Compensation

As of March 31, 2020, the total unrecognized compensation expenses, adjusted for estimated forfeitures, was RMB1,186.6 million, which is expected to be recognized over a weighted average period of four years and may be adjusted for future changes in estimated forfeitures.

The following table presents a summary of the Group’s share options activities for the three months ended March 31, 2020:

	Total Number of Shares	Weighted Average Exercise Price
	(In thousands)	US$
Outstanding at January 1, 2020	12,174	0.0001
Granted	6,789	6.7147
Exercised	(2,009)	0.0001
Forfeited	(236)	0.0001

Outstanding at March 31, 2020	16,718	2.7267

Exercisable as of March 31, 2020	1,828	0.0001

The weighted average grant date fair value of share options granted for the three months ended March 31, 2020 was RMB117.5 (US$16.6) per share.

BILIBILI INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Net Loss per Share

For the three months ended March 31, 2019 and 2020, the Company had potential ordinary shares, including share options granted and ordinary shares issuable upon the conversion of the 2026 Notes, where applicable. As the Group incurred losses for the three months ended March 31, 2019 and 2020, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share.

For the three months ended March 31, 2019, the numbers of share options which were anti-dilutive and excluded from the computation of diluted net loss per share, were 9,900,087 shares.

For the three months ended March 31, 2020, the numbers of share options and the number of ordinary shares issuable upon the conversion of the 2026 Notes, which were anti-dilutive and excluded from the computation of diluted net loss per share, were 9,291,827 shares and 20,202,000 shares, respectively.

The following table sets forth the computation of basic and diluted net loss per share for the three months ended March 31, 2019 and 2020:

	For the Three Months Ended March 31,
	2019	2020
	RMB in thousands, except share and per share data
Numerator:
Net loss	(195,638)	(538,555)
Accretion to redeemable noncontrolling interests	—	(1,270)
Net loss attributable to noncontrolling interests	9,678	4,584

Net loss attributable to Bilibili Inc.’s shareholders for basic/diluted net loss per share calculation	(185,960)	(535,241)

Denominator:
Weighted average number of ordinary shares outstanding, basic	311,841,813	329,443,167
Weighted average number of ordinary shares outstanding, diluted	311,841,813	329,443,167
Net loss per share, basic	(0.60)	(1.62)
Net loss per share, diluted	(0.60)	(1.62)

17. Related Party Transactions and Balances

The Group entered into the following significant related party transactions for each of the periods presented:

	For the Three Months Ended March 31,
	2019	2020
	RMB in thousands
Purchases of goods and services	30,170	—

The Group had the following significant related party balances as of December 31, 2019 and March 31, 2020, respectively:

	December 31, 2019	March 31, 2020
	RMB in thousands
Amount due from related parties	195,290	227,750

BILIBILI INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18. Subsequent Events

Equity Investment from Sony Corporation of America

In April 2020, the Company and Sony Corporation of America (“SCA”) entered into a share purchase agreement. Pursuant to the agreement, SCA subscribed for 17,310,696 newly issued Class Z Ordinary Shares of the Company at a purchase price of US$23.1071 per share. The deal was closed on April 9, 2020 and the Company received a total consideration of approximately US$400.0 million. Upon the closing, SCA beneficially owned approximately 4.98% of the Company’s total issued and outstanding shares.

COVID-19 Impact

After March 31, 2020, the extent and duration of the COVID-19 pandemic remains uncertain. The Group will pay close attention to the development of the COVID-19 outbreak and continue evaluating its impact on the financial position and operating results of the Group. As at the date on which this set of unaudited interim condensed consolidated financial statements were authorized for issue, the Group was not aware of any material adverse effects on the financial statements as a result of the COVID-19 outbreak. The extent of the related impact on the Group’s financial results and business outlook depends on the future developments of the global pandemic.